UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated March 1, 2012 filed with the Superintendencia del Mercado de Valores – SMV, by virtue of which Cementos Pacasmayo S.A.A. (the “Company”) reported the exercise of the option to purchase additional American Depositary Shares of the Company by J.P. Morgan Securities LLC in accordance with the terms of the Underwriting Agreement between the Company and J.P. Morgan Securities LLC (acting as representative of the underwriters) dated February 7th, 2012.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, March 1, 2012
GL- [•]/2012

Messrs.
SUPERINTENDENCIA DEL
MERCADO DE VALORES – SMV

Ladies and Gentleman:

Pursuant to Article 28 of the Securities Market Law and CONASEV Resolution Nº 107-2002-EF-94.10, we hereby comply to inform, as a Relevant Matter, the following:

Pursuant to the Underwriting Agreement entered into between the Company and J.P. Morgan Securities LLC (“J.P. Morgan”), as representative of the underwriters, the Company has received written notice from J.P. Morgan pursuant to which they have exercised their right to acquire an aggregate of 2,296,800 additional American Depositary Shares (“ADSs”) representing an aggregate of 11,484,000 common shares of the Company, and informed the Company that they will not exercise any remaining rights they may have to purchase additional ADSs under the Underwriting Agreement.

Accordingly, the terms of the exercise of the overallotment are as follows:

Number of additional ADSs to be issued as a result of the over-allotment exercise:	2,296,800
Over-allotment exercise date:	February 29, 2012
Over-allotment closing date:	March 2, 2012

Truly yours,

 by. CEMENTOS PACASMAYO S.A.A.

/s/ Carlos Molinelli Mateo
    Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CEMENTOS PACASMAYO S.A.A.

                                                 By:  /s/   Carlos Jose Molinelli Mateo
                                                 Name: Carlos Jose Molinelli Mateo
                                                 Title: Stock Market Representative

Dated:  March 1, 2012